February 17, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Jeffrey N. Kauten

Re:                             iSign Solutions Inc.
Registration Statement on Form S-1 (File No. 333-208601)

Ladies and Gentlemen:

iSign Solutions Inc. (the “Registrant”) filed the above-captioned Registration Statement (“Registration Statement”) with the Securities and Exchange Commission on December 17, 2015, as amended on January 26, 2016 and February 4, 2016.  Reference is made to the letter dated February 5, 2016 in which the Registrant requested the acceleration of the effectiveness of the Registration Statement. The Registrant hereby rescinds said acceleration request.

Very truly yours,

ISIGN SOLUTIONS INC.

By:	/s/ Andrea Goren
Name:	Andrea Goren
Title:	Chief Financial Officer